

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

June 8, 2016

Via E-mail
Christopher J. Abate
President
Sequoia Residential Funding, Inc.
One Belvedere Place
Mill Valley, California 94941

Re: Sequoia Residential Funding, Inc.
Registration Statement on Form SF-3
Filed May 13, 2016
File No. 333-211339

Dear Mr. Abate:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

Prospectus Cover Page

1. We note that in footnote 2 to your Calculation of Registration Fee table on your registration statement cover that you intend to offset registration fee payments using fees previously paid in connection with unsold securities from registration statements filed in January and June 2013. We also note, however, that in footnote 1 to your Calculation of Registration Fee table on your prospectus cover, you only refer to the prior registration statement filed in June 2013. Please revise to refer to both registration statements from which you intend to apply unused fees as an offset or, alternatively, use bracketed disclosure to indicate that you will identify the registration statement from which you are using previously-paid fees at a later time.

The Sponsor, The Seller and The Servicing Administrator, page 94

2. We note that you have deleted your bracketed disclosure on page 95 indicating that you will update information relating to repurchase requests so that the information is not more than 135 days old. Please confirm that, for each offering of certificates from this registration statement, your prospectus disclosure will be updated to include information about repurchase requests that is not more than 135 days old. Refer to Item 1104(e)(3) of Regulation AB.

Duties of the Asset Representations Reviewer, page 130

3. We note your revisions in response to prior comment 4 to provide that, following an Asset Review Election, investors will have 150 days from the "record date" to vote to commence a Pool Level Review. We also note that "record date," with respect to any vote of any certificateholders, is defined in your PSA as the record date for such vote established by the securities administrator. Please provide us with supplemental analysis demonstrating that 150 days from the record date is sufficient time for investors to use the shelf investor communication mechanism in connection with the asset review vote.

4. We note your response to our prior comment 5. Please add that securities held by the sponsor or servicer themselves will also not be counted in the calculation.

5. We note your revisions throughout your prospectus to provide that "any certificateholder" may refer a dispute over an unresolved repurchase request to mediation or arbitration. We also note, however, that it appears that your prospectus and transaction documents only contemplate permitting the use of dispute resolution by an investor following the occurrence of an asset representations review. For example, we note your disclosure on page 111 under the section titled "The Agreements – Assignment of the Mortgage Loans" and on page 115 under the section titled "The Agreements – Representations and Warranties" that if a repurchase request dispute has not been resolved within 180 days of the date of the repurchase request, either the trustee or any certificateholder may direct the dispute to arbitration or mediation, and directing investors to refer to the description of the dispute resolution process under the section titled "Duties of the Asset Representations Reviewer." As we noted in comment 16 of out July 15, 2015 comment letter, dispute resolution must be available to certificateholders regardless of whether there has been an asset representations review. See Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (Sept. 2, 2014) ("Regulation AB 2 Adopting Release") and Item 1111(e) of Regulation AB. Please revise your form of prospectus and transaction documents as necessary to clarify that an investor may refer a repurchase request dispute to mediation or arbitration regardless of whether an asset representations review has occurred.

6. We also note your disclosure on page 132 that, if the trustee does not elect to refer a matter to dispute resolution, any certificateholder may do so by notice to the trustee. This provision appears to place a restriction on the certificateholders' rights to utilize the shelf eligibility provision by allowing them to refer a matter to dispute resolution only once the trustee has elected not to do so. We note for example, that this provision would seem to preclude certificateholders from utilizing the provision where the certificateholders may determine that the trustee is not acting in the best interest of the investors, which would be inconsistent with the shelf eligibility requirement to permit a requesting party to refer a matter to resolution if a repurchase request has not been resolved within 180 days after receipt of notice of the request. See, for example, Section V.B.3(a)(3)(c) of the Regulation AB 2 Adopting Release that "investors should be able to utilize the dispute resolution provision not only in connection with those requests in which the sponsor has failed to respond in a timely manner but also for those requests in which investors believe that the resolution offered by the sponsor does not make them whole." This also appears to be inconsistent with your disclosure on page 111 under the section titled "The Agreements – Assignment of the Mortgage Loans" that "…either the trustee or any certificateholder may direct the dispute to arbitration or mediation." Please revise.

7. To the extent you will require proof of ownership for beneficial owners utilizing the dispute resolution provisions, please clarify what those requirements will be (for example, whether they will be the same as the ownership requirements for objecting certificateholders).

8. We note your disclosure that a trustee is required to provide the administrator with a description of a dispute for inclusion on Form 10-D and that if the trustee does not elect to refer the matter to mediation or third-party arbitration, the certificateholder may do so within 90 days of the filing of the Form 10-D. Please revise to clarify when the trustee does not elect to refer the matter to mediation or arbitration, how the trustee will communicate its decision not to refer the matter to mediation or arbitration to certificateholders (e.g., in the Form 10-D filing or otherwise).

9. We also note your disclosure in the last paragraph on page 132 that, if no certificateholder commences arbitration or mediation within 210 days after delivery of the repurchase request, then the rights of the certificateholders will terminate and no certificateholder will have any further right to refer the matter to arbitration or mediation. It is not clear that your time limitation provides certificateholders with the time necessary to evaluate the repurchase request dispute and communicate with other certificateholders about the dispute if, for example, the requesting noteholder is notified directly of the failure to reach resolution on day 180, taking into consideration the timing of the Form 10-D filing if certificateholders wish to utilize the shelf investor communication mechanism. Please revise or advise.

Exhibits

Exhibit 4.1

10. We note your response to comment 1 and reissue in part. While we note the revisions throughout your form of prospectus to clarify that certificate owners are not required to act through DTC or its participants to exercise their rights under the investor communication and asset representations review provisions and that the term "certificateholder," when used in connection with dispute resolution provisions, means the beneficial owners of the certificates, we are unable to locate conforming revisions in the underlying transaction agreements. As examples only, we note that the definition of "certificateholder" in the Pooling and Servicing Agreement (PSA) filed as exhibit 4.1 does not reflect these revisions and that, in Section 3.06, a person deemed an owner is the person in whose name any certificate is registered in the books of the certificate register as the owner for the purpose of receiving distributions "and for all other purposes whatsoever." Additionally, we note that conforming changes were not made to Section 3.09(a)(iv) to indicate that certificate owners are not required to exercise their rights with respect to the shelf-eligibility provisions through the clearing agency or its participants. Please revise all relevant transaction documents as necessary to make the required conforming changes to reflect the revisions made in your form of prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Matthew Tomiak, Redwood Trust
        Katharine Crost, Orrick, Herrington & Sutcliffe LLP